

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Christopher Bogart
Chief Executive Officer
Burford Capital Limited
Regency Court, Glategny Esplanade
St. Peter Port GY1 1WW
Guernsey

       Re: Burford Capital Limited
           Registration Statement on Form 20-F
           Filed September 11, 2020
           File No. 001-39511

Dear Mr. Bogart:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20-F

Risk Factors
We are subject to the risk of being deemed an investment company, page 13

1.   We note your response to our prior comment 1. When discussing why you believe that you are "primarily engaged" in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B) of the Investment Company Act of 1940 ("1940 Act"), you excluded "third party interests" from your calculations. Please: (i) provide a definition of "third party interests" and (ii) provide your rationale, under the 1940 Act, for excluding such interests from your calculations.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Finance

cc: Andy Pitts, Esq.